EXECUTED


SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 16, 2002


Telefónica Holding de Argentina S.A.

(Exact name of registrant as specified in its charter)

Telefonica Holding of Argentina Inc.

(Translation of registrant's name into English)

Tucumán 1, 18th Floor
1049 Buenos Aires, Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file
annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F   X   Form 40-F   __

(Indicate by check mark whether the registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes   __   No   X

(If "Yes" is marked, indicate below
the file number assigned to the registrant in
connection with Rule 12g3-2(b):)   N/A

TELEFÓNICA HOLDING DE ARGENTINA S.A.

TABLE OF CONTENTS

Telefónica Holding de Argentina S.A.

Buenos Aires, May 14, 2002

To
The Buenos Aires Stock Exchange
<u>By hand</u>

Ref.: Information per Art. 63 of the Listing Regulation

Dear Sirs:

We are writing to you in compliance with the requirements of Art. No. 63 of the Listing Regulations, in order to inform you that at its meeting of May 14, 2002, the Board of Directors of Telefónica Holding de Argentina S.A. approved the financial statements and other documentation corresponding to the three-month period ended March 31, 2002.

In this regard, please be informed of the following data (amounts expressed in millions of pesos):

1) Results for the period

- Ordinary earnings (loss)	($1,963,805,281)
- Extraordinary earnings	-

2) Breakdown of Shareholders' Equity by segments and amounts:

- Capital stock (par value)	$404,729,360
- Additional paid-in capital	$78,383,316
- Non-capitalized contributions	$10,496,188
- Legal reserve	$32,296,314
- Unappropriated earnings	($2,007,210,591)
Total Shareholders' Equity	$(1,481,305,413)

3) Following is a description of the composition of the Corporation's capital stock:

Common Stock Class A (1 vote)	Common Stock Class B (1 vote)	Capital Stock
30,427,328	374,302,032	404,729,360
(7.52% of capital stock)	(92.48% of capital stock)	

The following chart shows the number of shares that did not belong to the Corporation's majority shareholder or group as of the closing date of the quarterly financial statements.

Shareholder	Common Stock Class A (5 votes)	Common Stock Class B (1 vote)	Total Shares	% of Capital Stock of the Corporation
Public	----------	173,885 (0.046% of Class B common shares)	173,885	0.043%
Total	**30,427,328**	**374,302,032**	**404,729,360**	**100%**

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Holding de Argentina S.A.

Date: May 16, 2002

By: _____

Name: Fernando Raul Borio
Title: General Secretary